Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland
Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

RECEIVED
2009 MAY 19 A 2:33

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	14 May 2009	*No of sheets:*	*1*

SUPPL

Current report 17/2009

KGHM Polska Miedź S.A., in the current report on 23 February 2009, published projected results for 2009 consistent with the Budget assumptions as approved by the Supervisory Board.

Due to an improvement in macroeconomic factors and to a change in costs by type, the Company updated the projected financial results published in the above current report. The projection foresees the achievement in 2009 of revenues from sales in the amount of PLN 9 065 million and net profit at the level of PLN 1 906 million.

The projection reflects the financial results of the Company realised in the first quarter of 2009 and the updated macroeconomic assumptions and basic elements of the production plan. Following are details of the projected assumptions:

– copper price:	3 800 USD/t
– silver price:	12.60 USD/troz
– exchange rate:	3.25 USD/PLN
– electrolytic copper production:	496 thousand t
– of which from external copper-bearing materials:	81 thousand t
– metallic silver production:	1 159 t
– total unit cost of electrolytic copper production:	10 659 PLN/t

The lower final volume of production is mainly due to a shortage on the market of external copper-bearing materials.

Despite an improvement in macroeconomic factors, there continues to be high volatility in copper prices and in the USD/PLN exchange rate on the financial markets, meaning that the financial results of the Company are characterised by high uncertainty.

In the second quarter of 2009 the Company will start working on the adjusted Budget for 2009.

Legal basis: art. 56 sec. 5 of the Act dated 29 July 2005 on public offerings and conditions governing the introduction of financial instruments to organised trading, and on public companies (Journal of Laws from 2005 No. 184, item 1539 with subsequent amendments)

WICEPREZES ZARZĄDU
Maciej Tybura

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Leszek Mierzwa

The report is available on the website of the Company: *www.kghm.pl*

09046218

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance Office of International Corporate Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
Date:	*15 May 2009*	*No of sheets:*	*1+8*

In accordance with §82, section 2 and §83, section 1 of the Decree of the Minister of Finance dated 19 February 2009 – Journal of Laws No. 33, item 259, the Management Board of KGHM Polska Miedź S.A. hereby provides the consolidated quarterly report with quarterly financial information for the first quarter of 2009.

Herein are presented the consolidated and separate statements of financial position, statements of comprehensive income, statements of changes in equity and statements of cash flows. The United States Securities and Exchange Commission will receive the complete hard copy of the consolidated quarterly report with quarterly financial information for the first quarter of 2009 by express mail shortly.

Sincerely

I WICEPREZES ZARZĄDU
Herbert Wirth

WICEPREZES ZARZĄDU
Maciej Tybura

This quarterly report is available on the website of the Company: www.kghm.pl

KGHM Polska Miedź S.A.
Consolidated financial statements
for the period from 1 January 2009 to 31 March 2009
(amounts in thousand PLN)

Consolidated statement of financial position

	At 31 March 2009	At 31 December 2008
Assets		
Non-current assets		
Property, plant and equipment	7 062 796	7 136 307
Intangible assets	153 348	151 581
Investment property	18 083	18 083
Investments in associates	1 546 460	1 498 116
Deferred tax assets	250 067	188 992
Available-for-sale financial assets	32 582	31 213
Held-to-maturity investments	74 840	59 592
Derivative financial instruments	44 892	6 501
Trade and other receivables	7 116	22 774
	9 190 184	**9 113 159**
Current assets		
Inventories	1 779 211	1 608 369
Trade and other receivables	1 508 017	1 469 959
Current corporate tax receivables	2 027	1 741
Derivative financial instruments	288 295	711 127
Cash and cash equivalents	2 404 066	2 065 763
	5 981 616	**5 856 959**
Non-current assets held for sale	**9 828**	**29 987**
TOTAL ASSETS	**15 181 628**	**15 000 105**
Equity and liabilities		
EQUITY		
Equity attributable to shareholders of the Parent Entity		
Share capital	2 000 000	2 000 000
Other reserves	191 304	517 456
Retained earnings	9 112 489	8 407 049
	11 303 793	**10 924 505**
Minority interest	**49 200**	**58 360**
TOTAL EQUITY	**11 352 993**	**10 982 865**
LIABILITIES		
Non-current liabilities		
Trade and other payables	42 108	44 289
Borrowings and finance lease liabilities	105 028	98 055
Derivative financial instruments	44 954	-
Deferred tax liabilities	39 167	68 182
Liabilities due to employee benefits	1 034 883	1 039 423
Provisions for other liabilities and charges	455 736	599 315
	1 721 876	**1 849 264**
Current liabilities		
Trade and other payables	1 592 326	1 756 752
Borrowings and finance lease liabilities	181 069	192 923
Current corporate tax liabilities	103 176	65 952
Derivative financial instruments	72 313	4 930
Liabilities due to employee benefits	97 647	83 531
Provisions for other liabilities and charges	60 228	63 888
	2 106 759	**2 167 976**
TOTAL LIABILITIES	**3 828 635**	**4 017 240**
TOTAL EQUITY AND LIABILITIES	**15 181 628**	**15 000 105**

Lubin, 14 May 2009

6

(amounts in thousand PLN)

Consolidated statement of comprehensive income

	Financial period	
	for the 3 months ended 31 March 2009	**for the 3 months ended 31 March 2008**
Income statement		
Sales	2 619 934	3 339 813
Cost of sales	(1 602 639)	(1 905 334)
Gross profit	**1 017 295**	**1 434 479**
Selling costs	(60 690)	(52 383)
Administrative expenses	(161 260)	(192 947)
Other operating income	196 382	186 771
Other operating costs	(157 683)	(367 176)
Operating profit	**834 044**	**1 008 744**
Finance costs - net	(16 388)	(12 467)
Share of profits of associates accounted for using the equity method	52 037	70 505
Profit before income tax	**869 693**	**1 066 782**
Income tax expense	(164 687)	(189 441)
Profit for the period	**705 006**	**877 341**
Other income due to:		
Available-for-sale financial assets	(6 131)	(3 624)
Cash flow hedging instruments	(396 525)	1 973
Income tax related to items presented in other income	76 504	(290)
Other net income for the financial period	**(326 152)**	**(1 941)**
TOTAL COMPREHENSIVE INCOME	**378 854**	**875 400**
Profit for the period attributable to:		
shareholders of the Parent Entity	705 440	877 812
minority interest	(434)	(471)
Total comprehensive income attributable to:		
shareholders of the Parent Entity	379 288	875 871
minority interest	(434)	(471)
Earnings per share attributable to the shareholders of the Parent Entity during the period (in PLN per share)		
- basic	3.53	4.39
- diluted	3.53	4.39

Lubin, 14 May 2009

(amounts in thousand PLN)

Consolidated statement of changes in equity

	Attributable to shareholders of the Parent Entity						
			Other income due to:				
	Share capital	Retained earnings	Available-for-sale financial assets	Cash flow hedging instruments	Total	Attributable to minority interest	Total equity
At 1 January 2008	**2 000 000**	**7 440 870**	**3 039**	**10 079**	**9 453 988**	**47 621**	**9 501 609**
Total comprehensive income	-	877 812	(3 063)	1 122	875 871	(471)	875 400
At 31 March 2008	**2 000 000**	**8 318 682**	**(24)**	**11 201**	**10 329 859**	**47 150**	**10 377 009**
					-		-
At 1 January 2009	**2 000 000**	**8 407 049**	**8 972**	**508 484**	**10 924 505**	**58 360**	**10 982 865**
Total comprehensive income	-	705 440	(4 966)	(321 186)	**379 288**	(434)	**378 854**
Transactions with minority interest	-	-	-	-	-	(8 726)	**(8 726)**
At 31 March 2009	**2 000 000**	**9 112 489**	**4 006**	**187 298**	**11 303 793**	**49 200**	**11 352 993**

Lubin, 14 May 2009

(amounts in thousand PLN)

Consolidated statement of cash flows

	Financial period	
	for the 3 months ended 31 March 2009	for the 3 months ended 31 March 2008
Cash flow from operating activities		
Profit for the period	705 006	877 341
Adjustments to profit for the period	514 080	21 047
Income tax paid	(141 333)	(380 110)
Net cash generated from operating activities	**1 077 753**	**518 278**
Cash flow from investing activities		
Purchase of subsidiaries, less acquired cash and cash equivalents	(13 944)	-
Purchase of shares in associates	(1)	-
Purchase of property, plant and equipment and intangible assets	(412 432)	(320 314)
Proceeds from sale of property, plant and equipment and intangible assets	1 662	3 345
Purchase of held-to-maturity investments	-	(37 927)
Proceeds from sale of held-to-maturity investments	-	29 600
Purchase of available-for-sale financial assets	-	(5)
Proceeds from sale of available-for-sale financial assets	20 000	-
Purchase of held-to-maturity investments financed from the resources of Mine Closure Fund	(15 242)	(12 514)
Establishment of a deposit	(300 500)	-
Repayments of loans granted	104	-
Interest received	105	19
Dividends received	71	-
Advances granted for purchase of property, plant and equipment and intangible assets	(1 769)	(11 031)
Other investment expenses	(1 259)	(2 629)
Net cash used in investing activities	**(723 205)**	**(351 456)**
Cash flow from financing activities		
Proceeds from loans and borrowings	8 685	27 882
Repayments of loans and borrowings	(16 606)	(22 140)
Payments of liabilities due to finance leases	(741)	(307)
Interest paid	(3 555)	(3 680)
Other financial proceeds	-	7
Net cash used in/generated from financing activities	**(12 217)**	**1 762**
Total net cash flow	**342 331**	**168 584**
Exchange losses on cash and cash equivalents	(4 028)	(22 362)
Movements in cash and cash equivalents	**338 303**	**146 222**
Cash and cash equivalents at beginning of the period	**2 065 763**	**2 812 096**
Cash and cash equivalents at end of the period	**2 404 066**	**2 958 318**
including restricted cash and cash equivalents	3 409	1 436

Lubin, 14 May 2009

5

Financial statements of KGHM Polska Miedź S.A.
for the period from 1 January 2009 to 31 March 2009
(amounts in thousand PLN)

Statement of financial position

	At	
	31 March 2009	**31 December 2008**
Assets		
Non-current assets		
Property, plant and equipment	5 431 473	5 515 028
Intangible assets	78 473	80 904
Shares in subsidiaries	1 795 163	1 795 013
Investments in associates	1 159 947	1 163 640
Deferred tax assets	64 009	-
Available-for-sale financial assets	23 239	21 034
Held-to-maturity investments	74 787	59 545
Derivative financial instruments	44 892	6 501
Trade and other receivables	61 886	61 900
	8 733 869	**8 703 565**
Current assets		
Inventories	1 600 222	1 446 802
Trade and other receivables	1 259 138	1 222 501
Derivative financial instruments	288 274	711 096
Cash and cash equivalents	2 168 323	1 793 580
	5 315 957	**5 173 979**
Non-current assets held for sale	**2 861**	**23 020**
TOTAL ASSETS	**14 052 687**	**13 900 564**
Equity and liabilities		
EQUITY		
Share capital	2 000 000	2 000 000
Other reserves	193 273	518 748
Retained earnings	8 700 422	8 072 544
TOTAL EQUITY	**10 893 695**	**10 591 292**
LIABILITIES		
Non-current liabilities		
Trade and other payables	24 533	24 962
Borrowings and finance lease liabilities	18 413	17 173
Derivative financial instruments	44 954	-
Deferred tax liabilities	-	31 516
Liabilities due to employee benefits	971 127	975 697
Provisions for other liabilities and charges	447 641	591 320
	1 506 668	**1 640 668**
Current liabilities		
Trade and other payables	1 343 953	1 476 088
Borrowings and finance lease liabilities	7 535	7 120
Current corporate tax liabilities	102 593	64 866
Derivative financial instruments	70 698	3 771
Liabilities due to employee benefits	87 437	73 289
Provisions for other liabilities and charges	40 108	43 470
	1 652 324	**1 668 604**
TOTAL LIABILITIES	**3 158 992**	**3 309 272**
TOTAL EQUITY AND LIABILITIES	**14 052 687**	**13 900 564**

Lubin, 14 May 2009

Translation from the original Polish version

(amounts in thousand PLN)

Exemption number 82 4639

Statement of comprehensive income

	Financial period	
	for the 3 months ended 31 March 2009	**for the 3 months ended 31 March 2008**
Income statement		
Sales	2 377 177	3 002 314
Cost of sales	(1 448 739)	(1 665 602)
Gross profit	**928 438**	**1 336 712**
Selling costs	(23 693)	(18 087)
Administrative expenses	(122 279)	(152 021)
Other operating income	163 125	360 389
Other operating costs	(149 313)	(359 469)
Operating profit	**796 278**	**1 167 524**
Finance costs - net	(12 663)	(9 353)
Profit before income tax	**783 615**	**1 158 171**
Income tax expense	(155 737)	(175 975)
Profit for the period	**627 878**	**982 196**
Other income due to:		
Available-for-sale financial assets	(5 295)	(2 952)
Cash flow hedging instruments	(396 525)	1 973
Income tax related to items presented in other income	76 345	(290)
Other net income for the financial period	**(325 475)**	**(1 269)**
TOTAL COMPREHENSIVE INCOME	**302 403**	**980 927**
Earnings per share during the period (in PLN per share)		
- basic	3.14	4.91
- diluted	3.14	4.91

Lubin, 14 May 2009

(amounts in thousand PLN)

Statement of changes in equity

	Share capital	Retained earnings	Other income due to: Available-for-sale financial assets	Other income due to: Cash flow hedging instruments	Total equity
At 1 January 2008	**2 000 000**	**6 952 166**	**3 705**	**10 078**	**8 965 949**
Total comprehensive income	-	982 196	(2 391)	1 122	980 927
At 31 March 2008	**2 000 000**	**7 934 362**	**1 314**	**11 200**	**9 946 876**
At 1 January 2009	**2 000 000**	**8 072 544**	**10 265**	**508 483**	**10 591 292**
Total comprehensive income	-	627 878	(4 289)	(321 186)	302 403
At 31 March 2009	**2 000 000**	**8 700 422**	**5 976**	**187 297**	**10 893 695**

Lubin, 14 May 2009

(amounts in thousand PLN)

Statement of cash flows	Financial period	
	for the 3 months ended 31 March 2009	for the 3 months ended 31 March 2008
Cash flow from operating activities		
Profit for the period	627 878	982 196
Adjustments to profit for the period	523 109	(132 663)
Income tax paid	(137 189)	(377 927)
Net cash generated from operating activities	**1 013 798**	**471 606**
Cash flow from investing activities		
Purchase of shares in subsidiaries	(6 000)	(50 000)
Purchase of shares in associates	(1)	-
Purchase of property, plant and equipment and intangible assets	(332 151)	(249 071)
Proceeds from sale of property, plant and equipment and intangible assets	949	1 375
Purchase of available-for-sale financial assets	-	(267)
Proceeds from sale of available-for-sale financial assets	20 000	-
Purchase of held-to-maturity investments financed from the resources of Mine Closure Fund	(15 242)	(12 514)
Establishment of a deposit	(300 500)	-
Repayments of loans granted	100	-
Interest received	117	14
Other investment expenses	(1 614)	(12 047)
Net cash used in investing activities	**(634 342)**	**(322 510)**
Cash flow from financing activities		
Repayments of loans	(1 000)	(1 000)
Payments of liabilities due to finance leases	(15)	-
Interest paid	(84)	(147)
Net cash used in financing activities	**(1 099)**	**(1 147)**
Total net cash flow	**378 357**	**147 949**
Exchange losses on cash and cash equivalents	(3 614)	(21 579)
Movements in cash and cash equivalents	**374 743**	**126 370**
Cash and cash equivalents at beginning of the period	**1 793 580**	**2 534 995**
Cash and cash equivalents at end of the period	**2 168 323**	**2 661 365**
including restricted cash and cash equivalents	3 389	1 405

Lubin, 14 May 2009

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	15 May 2009	*No of sheets:*	*17*

Current report 19/2009

The Management Board of KGHM Polska Miedź S.A. hereby provides the proposed resolutions to be passed at the Ordinary General Meeting convened for 16 June 2009. The proposed resolution regarding the appropriation of Company profit for financial year 2008 will be provided at a later time in connection with current report no. 18/2009 published 15 May 2009.

Proposal /1/ to point 2 of the agenda

Resolution No. ..../ 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: election of the Chairman of the Ordinary General Meeting.

On the basis of art. 409 § 1 of the Commercial Partnerships and Companies Code, § 28 section 1 of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin and § 5 section 3 of the Regulations of the General Meeting of KGHM Polska Miedź S.A. with its registered head office in Lubin, the following is resolved:

I. .... is hereby elected as Chairman of the Ordinary General Meeting.

II. This resolution comes into force on the date it is taken.

Proposal /2/ to point 4 of the agenda

Resolution No. ..../ 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: acceptance of the agenda of the Ordinary General Meeting.

The Ordinary General Meeting of KGHM Polska Miedź S.A. resolves the following:

I. The agenda is hereby accepted, as set down and announced by the Management Board of KGHM Polska Miedź S.A. in the announcement on the convening of an Ordinary General Meeting, as placed in the official government publication Monitor Sądowy i Gospodarczy dated 25 May 2009, No. 100/2009, item ....

Exemption number: 82 4639

II. This resolution comes into force on the date it is taken.

Proposal /3/ to point 9a of the agenda

Resolution No. ..../ 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: approval of the Report of the Management Board on the Activities of KGHM Polska Miedź S.A. in financial year 2008.

On the basis of art. 393 point 1 and art. 395 § 2 point 1 of the Commercial Partnerships and Companies Code in connection with art. 49 section 1 and art. 53 section 1 of the Accounting Act of 29 September 1994 (i.e. Journal of Laws of 2002, no. 76, item 694 with later changes) and on the basis of § 29 section 1 point 1) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, with due regard being given to the results of the evaluation by the Supervisory Board of KGHM Polska Miedź S.A. of the Report, the following is resolved:

I. Following its review, the Ordinary General Meeting of KGHM Polska Miedź S.A. approves of the Report of the Management Board on the Activities of KGHM Polska Miedź S.A. in financial year 2008.

II. This resolution comes into force on the date it is taken.

Proposal /4/ to point 9b of the agenda

Resolution No. ..../ 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: approval of the Financial Statements of the Company for financial year 2008.

On the basis of art. 393 point 1 and art 395 § 2 point 1 of the Commercial Partnerships and Companies Code in connection with art. 53 section 1 of the Accounting Act of 29 September 1994 (i.e. Journal of Laws of 2002, no. 76, item 694 with later changes) and on the basis of § 29 section 1 point 1) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, with due regard being given to the results of the evaluation by the Supervisory Board of KGHM Polska Miedź S.A.of the financial statements, the following is resolved:

I. Following its review, the Ordinary General Meeting of KGHM Polska Miedź S.A. approves of the Financial Statements of KGHM Polska Miedź S.A. for financial year 2008, consisting of:

- the balance sheet at 31 December 2008, which shows total assets and liabilities of PLN **13 900 563 856.41 [PLN 13 900 564 thousand]**,

- the income statement for the period from 1 January to 31 December 2008, which shows a profit for the period of PLN **2 920 378 381.04 [PLN 2 920 378 thousand]**,

- the statement of changes in equity which shows equity at 31 December 2008 in the amount of PLN **10 591 291 717.71 [PLN 10 591 292 thousand]**, and an increase in equity for the period from 1 January to 31 December 2008 in the amount of PLN **1 625 342 928.71 [PLN 1 625 343 thousand]**,

- the cash flow statement, which shows a decrease in net cash flow for the period from 1 January to 31 December 2008 of PLN **781 628 377.21 [PLN 781 628 thousand]**, and cash and cash equivalents at 31 December 2008 of PLN **1 793 580 156.82 [PLN 1 793 580 thousand]**,

- accounting policy and other explanatory information to the financial statements.

II. This resolution comes into force on the date it is taken.

W

Exemption number: 82 4639

Proposal /5/ to point 9c of the agenda

Pursuant to current report no. 18/2009 dated 15 May 2009, the Management Board of the Company is considering altering its recommendation with respect to the appropriation of profit for 2008. Proposal /5/ to point 9c of the agenda will be provided at a later time.

Proposal /6/ to point 10a of the agenda

Resolution No. ..../ 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: approval of the performance of duties of a member of the Management Board of the Company in financial year 2008.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, the following is resolved:

I. The Ordinary General Meeting of KGHM Polska Miedź S.A. hereby approves of the performance of duties in financial year 2008 of Marek Fusiński, Member of the Management Board, who fulfilled the function of Vice President of the Management Board of the Company during the period from 1 January 2008 to 23 April 2008.*

II. This resolution comes into force on the date it is taken.

** In performance of its duties arising from § 20 sec. 2 point 4) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, based on Resolution No. 36/VII/09 of the Supervisory Board of KGHM Polska Miedź S.A. dated 8 May 2009, the Supervisory Board of KGHM Polska Miedź S.A. submitted a proposal that the Ordinary General Meeting approve of the performance of Marek Fusiński.*

Proposal /7/ to point 10a of the agenda

Resolution No. ..../ 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: approval of the performance of duties of a member of the Management Board of the Company in financial year 2008.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, the following is resolved:

I. The Ordinary General Meeting of KGHM Polska Miedź S.A. hereby approves of the performance of duties in financial year 2008 of Dariusz Kaśków, Member of the Management Board, who fulfilled the function of Vice President of the Management Board of the Company during the period from 1 January 2008 to 17 January 2008.*

II. This resolution comes into force on the date it is taken.

** In performance of its duties arising from § 20 sec. 2 point 4) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, at a meeting on 8 May 2009, the Supervisory Board of KGHM Polska Miedź S.A. held voting on a resolution respecting submitting a proposal to the Ordinary General Meeting on approving of the performance of Dariusz Kaśków for financial year*

WJ

2008. As a result of this voting the Supervisory Board of KGHM Polska Miedź S.A. did not pass a resolution on submitting a proposal to the Ordinary General Meeting on approving of the performance of this member of the Management Board for financial year 2008.

Proposal /8/ to point 10a of the agenda

Resolution No. ..../ 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: approval of the performance of duties of a member of the Management Board of the Company in financial year 2008.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, the following is resolved:

I. The Ordinary General Meeting of KGHM Polska Miedź S.A. hereby approves of the performance of duties in financial year 2008 of Stanisław Kot, Member of the Management Board, who fulfilled the function of Vice President of the Management Board of the Company during the period from 1 January 2008 to 23 April 2008.*

II. This resolution comes into force on the date it is taken.

** In performance of its duties arising from § 20 sec. 2 point 4) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, based on Resolution No. 37/VII/09 dated 8 May 2009, the Supervisory Board of KGHM Polska Miedź S.A. submitted a proposal that the Ordinary General Meeting approve of the performance of Stanisław Kot.*

Proposal /9/ to point 10a of the agenda

Resolution No. ..../ 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: approval of the performance of duties of a member of the Management Board of the Company in financial year 2008.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, the following is resolved:

I. The Ordinary General Meeting of KGHM Polska Miedź S.A. hereby approves of the performance of duties in financial year 2008 of Mirosław Krutin, Member of the Management Board, who fulfilled the function of President of the Management Board of the Company during the period from 23 April 2008 to 31 December 2008.*

II. This resolution comes into force on the date it is taken.

** In performance of its duties arising from § 20 sec. 2 point 4) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, based on Resolution No. 32/VII/09 dated 8 May 2009, the Supervisory Board of KGHM Polska Miedź S.A. submitted a proposal that the Ordinary General Meeting approve of the performance of Mirosław Krutin.*

MW

Exemption number: 82 4639

Proposal /10/ to point 10a of the agenda

Resolution No. ..../ 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: approval of the performance of duties of a member of the Management Board of the Company in financial year 2008.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, the following is resolved:

I. The Ordinary General Meeting of KGHM Polska Miedź S.A. hereby approves of the performance of duties of Ireneusz Reszczyński, Member of the Management Board, in financial year 2008 during the period:
- from 1 January 2008 to 17 January 2008 when he fulfilled the function of the I Vice President of the Management Board of the Company,
- from 17 January 2008 to 23 April 2008 when he fulfilled the function of the acting President of the Management Board of the Company.*

II. This resolution comes into force on the date it is taken.

* *In performance of its duties arising from § 20 sec. 2 point 4) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, based on Resolution No. 35/VII/09 dated 8 May 2009, the Supervisory Board of KGHM Polska Miedź S.A. submitted a proposal that the Ordinary General Meeting approve of the performance of Ireneusz Reszczyński.*

Proposal /11/ to point 10a of the agenda

Resolution No. ..../ 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: approval of the performance of duties of a member of the Management Board of the Company in financial year 2008.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, the following is resolved:

I. The Ordinary General Meeting of KGHM Polska Miedź S.A. hereby approves of the performance of duties in financial year 2008 of Krzysztof Skóra, Member of the Management Board, who fulfilled the function of President of the Management Board of the Company during the period from 1 January 2008 to 17 January 2008.*

II. This resolution comes into force on the date it is taken.

* *In performance of its duties arising from § 20 sec. 2 point 4) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, at a meeting on 8 May 2009 the Supervisory Board of KGHM Polska Miedź S.A. held voting on a resolution respecting submitting a proposal of the Supervisory Board of KGHM Polska Miedź S.A. to the Ordinary General Meeting on approving of the performance of Krzysztof Skóra for financial year 2008. As a result of this voting the Supervisory Board of KGHM Polska Miedź S.A. did not pass a resolution on submitting a proposal to the Ordinary General Meeting on approving of the performance of this member of the Management Board for financial year 2008.*

MS

Exemption number: 82 4639

Proposal /12/ to point 10a of the agenda

Resolution No. ..../ 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: approval of the performance of duties of a member of the Management Board of the Company in financial year 2008.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, the following is resolved:

I. The Ordinary General Meeting of KGHM Polska Miedź S.A. hereby approves of the performance of duties in financial year 2008 of Maciej Tybura, Member of the Management Board, who fulfilled the function of Vice President of the Management Board of the Company during the period from 23 April 2008 to 31 December 2008.*

II. This resolution comes into force on the date it is taken.

** In performance of its duties arising from § 20 sec. 2 point 4) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, based on Resolution No. 34/VII/09 dated 8 May 2009, the Supervisory Board of KGHM Polska Miedź S.A. submitted a proposal that the Ordinary General Meeting approve of the performance of Maciej Tybura.*

Proposal /13/ to point 10a of the agenda

Resolution No. ..../ 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: approval of the performance of duties of a member of the Management Board of the Company in financial year 2008.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, the following is resolved:

I. The Ordinary General Meeting of KGHM Polska Miedź S.A. hereby approves of the performance of duties in financial year 2008 of Herbert Wirth, Member of the Management Board, who fulfilled the function of Vice President of the Management Board of the Company during the period from 23 April 2008 to 31 December 2008.*

II. This resolution comes into force on the date it is taken.

** In performance of its duties arising from § 20 sec. 2 point 4) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, based on Resolution No. 33/VII/09 dated 8 May 2009, the Supervisory Board of KGHM Polska Miedź S.A. submitted a proposal that the Ordinary General Meeting approve of the performance of Herbert Wirth.*

Proposal /14/ to point 10b of the agenda

Resolution No. ..../ 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

MW

regarding: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2008.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, the following is resolved:

I. The Ordinary General Meeting of KGHM Polska Miedź S.A hereby approves of the performance of duties of Józef Czyczerski – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2008 during the period in which he fulfilled this function from 1 January 2008 to 31 December 2008.

II. This resolution comes into force on the date it is taken.

Proposal /15/ to point 10b of the agenda

Resolution No. ..../ 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2008.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, the following is resolved:

I. The Ordinary General Meeting of KGHM Polska Miedź S.A hereby approves of the performance of duties of Marcin Dyl – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2008 during the period in which he fulfilled this function from 14 February 2008 to 31 December 2008.

II. This resolution comes into force on the date it is taken.

Proposal /16/ to point 10b of the agenda

Resolution No. ..../ 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2008.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, the following is resolved:

I. The Ordinary General Meeting of KGHM Polska Miedź S.A hereby approves of the performance of duties of Leszek Hajdacki – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2008 during the period in which he fulfilled this function from 1 January 2008 to 31 December 2008.

II. This resolution comes into force on the date it is taken.

NW

Exemption number: 82 4639

Proposal /17/ to point 10b of the agenda

Resolution No. ..../ 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2008.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, the following is resolved:

I. The Ordinary General Meeting of KGHM Polska Miedź S.A hereby approves of the performance of duties of Leszek Jakubów – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2008 during the period in which he fulfilled this function from 1 January 2008 to 14 February 2008.

II. This resolution comes into force on the date it is taken.

Proposal /18/ to point 10b of the agenda

Resolution No. ..../ 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2008.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, the following is resolved:

I. The Ordinary General Meeting of KGHM Polska Miedź S.A hereby approves of the performance of duties of Arkadiusz Kawecki – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2008 during the period in which he fulfilled this function from 14 February 2008 to 31 December 2008.

II. This resolution comes into force on the date it is taken.

Proposal /19/ to point 10b of the agenda

Resolution No. ..../ 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2008.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, the following is resolved:

I. The Ordinary General Meeting of KGHM Polska Miedź S.A hereby approves of the performance of duties of Jacek Kuciński – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2008 during the period in which he fulfilled this function from 14 February 2008 to 31 December 2008.

II. This resolution comes into force on the date it is taken.

AW

Exemption number: 82 4639

Proposal /20/ to point 10b of the agenda

Resolution No. ..../ 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2008.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, the following is resolved:

I. The Ordinary General Meeting of KGHM Polska Miedź S.A hereby approves of the performance of duties of Ryszard Kurek – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2008 during the period in which he fulfilled this function from 1 January 2008 to 31 December 2008.

II. This resolution comes into force on the date it is taken.

Proposal /21/ to point 10b of the agenda

Resolution No. ..../ 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2008.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, the following is resolved:

I. The Ordinary General Meeting of KGHM Polska Miedź S.A hereby approves of the performance of duties of Anna Mańk – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2008 during the period in which she fulfilled this function from 1 January 2008 to 14 February 2008.

II. This resolution comes into force on the date it is taken.

Proposal /22/ to point 10b of the agenda

Resolution No. ..../ 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2008.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, the following is resolved:

I. The Ordinary General Meeting of KGHM Polska Miedź S.A hereby approves of the performance of duties of Remigiusz Nowakowski – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2008 during the period in which he fulfilled this function from 1 January 2008 to 14 February 2008.

II. This resolution comes into force on the date it is taken.

NW

Exemption number: 82 4639

Proposal /23/ to point 10b of the agenda

Resolution No. ..../ 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2008.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, the following is resolved:

I. The Ordinary General Meeting of KGHM Polska Miedź S.A hereby approves of the performance of duties of Marek Panfil – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2008 during the period in which he fulfilled this function from 14 February 2008 to 31 December 2008.

II. This resolution comes into force on the date it is taken.

Proposal /24/ to point 10b of the agenda

Resolution No. ..../ 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2008.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, the following is resolved:

I. The Ordinary General Meeting of KGHM Polska Miedź S.A hereby approves of the performance of duties of Stanisław Andrzej Potycz – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2008 during the period in which he fulfilled this function from 1 January 2008 to 14 February 2008.

II. This resolution comes into force on the date it is taken.

Proposal /25/ to point 10b of the agenda

Resolution No. ..../ 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2008.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, the following is resolved:

I. The Ordinary General Meeting of KGHM Polska Miedź S.A hereby approves of the performance of duties of Marcin Ślęzak – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2008 during the period in which he fulfilled this function from 1 January 2008 to 13 February 2008.

II. This resolution comes into force on the date it is taken.

AW

Exemption number: 82 4639

Proposal /23/ to point 10b of the agenda

Resolution No. ..../ 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2008.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, the following is resolved:

I. The Ordinary General Meeting of KGHM Polska Miedź S.A hereby approves of the performance of duties of Marek Panfil – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2008 during the period in which he fulfilled this function from 14 February 2008 to 31 December 2008.

II. This resolution comes into force on the date it is taken.

Proposal /24/ to point 10b of the agenda

Resolution No. ..../ 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2008.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, the following is resolved:

I. The Ordinary General Meeting of KGHM Polska Miedź S.A hereby approves of the performance of duties of Stanisław Andrzej Potycz – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2008 during the period in which he fulfilled this function from 1 January 2008 to 14 February 2008.

II. This resolution comes into force on the date it is taken.

Proposal /25/ to point 10b of the agenda

Resolution No. ..../ 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2008.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, the following is resolved:

I. The Ordinary General Meeting of KGHM Polska Miedź S.A hereby approves of the performance of duties of Marcin Ślęzak – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2008 during the period in which he fulfilled this function from 1 January 2008 to 13 February 2008.

II. This resolution comes into force on the date it is taken.

AW

Exemption number: 82 4639

Proposal /26/ to point 10b of the agenda

Resolution No. ..../ 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2008.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, the following is resolved:

I. The Ordinary General Meeting of KGHM Polska Miedź S.A hereby approves of the performance of duties of Marek Trawiński – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2008 during the period in which he fulfilled this function from 14 February 2008 to 31 December 2008.

II. This resolution comes into force on the date it is taken.

Proposal /27/ to point 10b of the agenda

Resolution No. ..../ 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2008.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, the following is resolved:

I. The Ordinary General Meeting of KGHM Polska Miedź S.A hereby approves of the performance of duties of Marzenna Weresa – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2008 during the period in which she fulfilled this function from 14 February 2008 to 31 December 2008.

II. This resolution comes into force on the date it is taken.

Proposal /28/ to point 10b of the agenda

Resolution No. ..../ 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2008.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, the following is resolved:

I. The Ordinary General Meeting of KGHM Polska Miedź S.A hereby approves of the performance of duties of Jerzy Żyżyński – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2008 during the period in which he fulfilled this function from 1 January 2008 to 14 February 2008.

II. This resolution comes into force on the date it is taken.

115

Exemption number: 82 4639

Proposal /29/ to point 13a of the agenda

Resolution No. ..../2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: approval of the Report of the Management Board of the Parent Entity on the Activities of the KGHM Polska Miedź S.A. Group in financial year 2008.

On the basis of art. 395 § 5 of the Commercial Partnerships and Companies Code in connection with art. 55 sec. 2 and art. 63c section 4 of the Accounting Act of 29 September 1994 (i.e. Journal of Laws of 2002, no. 76, item 694 with later changes) and § 29 section 1 point 1 of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, and with due regard being given to the results of the evaluation by the Supervisory Board of KGHM Polska Miedź S.A. of the Report, the following is resolved:

I. Following its review, the Ordinary General Meeting of KGHM Polska Miedź S.A. approves of the Report of the Management Board of the Parent Entity on the Activities of the KGHM Polska Miedź S.A. Group in the financial year 2008.

II. This resolution comes into force on the date it is taken.

Proposal /30/ to point 13b of the agenda

Resolution No. ..../2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: approval of the Consolidated Financial Statements of the KGHM Polska Miedź S.A. Group for financial year 2008.

On the basis of art. 395 § 5 of the Commercial Partnerships and Companies Code in connection with art. 63c section 4 of the Accounting Act of 29 September 1994 (i.e. Journal of Laws of 2002, no.76, item 694 with later changes) and on the basis of § 29 section 1 point 1) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered office in Lubin, with due regard being given to the results of the evaluation by the Supervisory Board of KGHM Polska Miedź S.A. of the Consolidated Financial Statements, the following is resolved:

I. Following its review, the Ordinary General Meeting of KGHM Polska Miedź S.A. approves of the Consolidated Financial Statements of the KGHM Polska Miedź S.A. Group for financial year 2008 consisting of:

- the balance sheet at 31 December 2008 which shows total assets and liabilities of **PLN 15 000 105 thousand**,

- the income statement for the period from 1 January to 31 December 2008, showing a profit for the period of **PLN 2 765 866 thousand**,

- the statement of changes in equity, which shows equity at 31 December 2008 in the amount of **PLN 10 982 865 thousand**, and an increase in equity in the period from 1 January to 31 December 2008 of **PLN 1 481 256 thousand**,

- the cash flow statement, which shows a decrease in net cash flow for the period from 1 January to 31 December 2008 – of **PLN 786 762 thousand**, and cash and cash equivalents at 31 December 2008 of **PLN 2 065 763 thousand**,

- accounting policy and other explanatory information to the consolidated financial statements.

II. This resolution comes into force on the date it is taken.

NW

Exemption number: 82 4639

Proposal /31/ to point 14 of the agenda

Resolution No. ..../2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: changes in the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin

On the basis of art. 430 § 1 of the Commercial Partnerships and Companies Code and § 29 sec. 1 point 5) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, in order to adapt the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin to the changes in the Commercial Partnerships and Companies Code and – in respect of the subject of Company activities - to the Decree of the Council of Ministers dated 24 December 2007 respecting the Polish Classification of Activities (PKD), the Ordinary General Meeting of KGHM Polska Miedź S.A. – refraining from carrying out significant changes in respect of the subject of Company activities, as described in art. 416 § 1 of the Commercial Partnerships and Companies Code – hereby resolves the following:

I. The Statutes of the Company are amended in the following way:

1. In § 4 sec. 1 is given the following wording:
„The Company shall operate on the basis of the Commercial Partnerships and Companies Code and the law dated 30 August 1996 on commercialization and privatisation (unified text: Journal of Laws from 2002 No. 171 item 1397, with later amendments), hereinafter referred to as the Act, as well as on other applicable regulations".

2. In § 6 sec. 1 is given the following wording:
1.„The following are the subject of the Company's activities::
1) Mining of other non-ferrous metals ore (07.29.Z),
2) Excavation of gravel and sand; excavation of clay and kaolin (08.12.Z),
3) Excavation of salt (08.93.Z),
4) Production of technical gases (20.11.Z),
5) Production of other primary inorganic chemicals (20.13.Z),
6) Production of precious metals (24.41.Z),
7) Production of lead, zinc and tin (24.43.Z),
8) Production of copper (24.44.Z),
9) Production of other non-ferrous metals (24.45.Z),
10) Casting of copper and copper alloys (24.54.A),
11) Casting of other non-ferrous metals, if not elsewhere classified (24.54.B),
12) Forging, pressing, stamping and roll forming of metal: powder metallurgy (25.50.Z),
13) Repair and conservation of machinery (33.12.Z),
14) Repair and conservation of electrical equipment (33.14.Z),
15) Installation of industrial machinery, equipment and fittings (33.20.Z),
16) Generation of electricity (35.11.Z),
17) Transmission of electricity (35.12.Z),
18) Distribution of electricity (35.13.Z),
19) Trade in electricity (35.14.Z),
20) Manufacture of gaseous fuels (35.21.Z),
21) Distribution of gaseous fuels through mains (35.22.Z),
22) Trade of gaseous fuels through mains (35.23.Z),
23) Generation and supply of steam, hot water and air for air conditioners (35.30.Z),
24) Collection, purification and distribution of water (36.00.Z),
25) Discharge and treatment of waste (37.00.Z),
26) Collection of non-hazardous waste (38.11.Z),
27) Collection of hazardous waste (38.12.Z),
28) Treatment and removal of non-hazardous waste (38.21.Z),
29) Treatment and purification of hazardous waste (38.22.Z),
30) Disassembly of used products (38.31.Z),

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31) Recovery of raw materials from aggregate (38.32.Z),
32) Activities related to recultivation, and other service activities related to waste management (39.00.Z),
33) Installation of electrical equipment (43.21.Z),
34) Activities of agents selling fuels, ores, metals and industrial chemicals (46.12.Z),
35) Wholesale sales of metals and metal ores (46.72.Z),
36) Wholesale sales of chemical products (46.75.Z),
37) Wholesale sales of waste and scrap (46.77.Z),
38) Retail sales of automotive fuel at fueling stations (47.30.Z),
39) Retail sales through mailing houses or the Internet (47.91.Z),
40) Other retail sales apart from network stores, stalls and open-air markets (47.99.Z),
41) Ground transport of passengers, urband and non-urban (49.31.Z),
42) Warehousing and preservation of other goods (52.10.B),
43) Overnight tourist facilities and short-term quatering venues (55.20.Z),
44) Other gastronomic-related service activities (56.29.Z),
45) Cable-based telecom activities (61.10.Z),
46) Other telecom activities (61.90.Z),
47) Activities related to software (62.01.Z),
48) Activities related to managing IT equipment (62.03.Z),
49) Other services related to computers and information technology (62.09.Z),
50) Data processing; management of Internet sites (hosting) and related activities (63.11.Z),
51) Internet portal activities (63.12.Z),
52) Financial holding activities (64.20.Z),
53) Financial leasing (64.91.Z),
54) Other forms of granting credit (64.92.Z),
55) Other financial service activities, if not elsewhere classified, except for insurance and pension funds (64.99.Z),
56) Personal purchase and sale of real estate (68.10.Z),
57) Rental and management of personally-owned or leased real estate (68.20.Z),
58) Accounting; tax consulting (69.20.Z),
59) Head office and holding activities, except for financial holdings (70.10.Z),
60) Other business and management consulting (70.22.Z),
61) Engineering and related technical consulting (71.12.Z),
62) Scientific research and development work related to other natural and technical science (72.19.Z),
63) Rental and lease of office equipment and machinery, including computers (77.33.Z),
64) Rental and lease of other machinery, equipment and material goods, if not elsewhere classified (77.39.Z),
65) Security activities related to the servicing of security systems (80.20.Z),
66) Fire prevention (84.25.Z),
67) Other non-school forms of education, if not elsewhere classified (85.59.B),
68) Farming of other than perrenial plants (01.19.Z),
69) Farming of other perrenial plants (01.29.Z),
70) Forestry and related activities, excluding the harvesting of forest products (02.10.Z),
71) Collecting wood (02.20.Z),
72) Collecting wild forest products, excluding wood (02.30.Z),
73) Service activities related to forestry (02.40.Z)".

3. Paragraph 9 is given the following wording:

1. „All Company shares are bearer shares.
2. The transformation of bearer shares into registered shares is not allowed".

4. Paragraph 10 is given the following wording:

1. „The shares of the Company may be redeemed with the permission of the shareholder through their purchase by the Company (voluntary redemption). Redemption may not be carried out more than once per financial year.
2. The Resolution of the General Meeting on the redemption of shares should describe in detail the legal basis for redemption, the amount of compensation to be paid to the shareholder for the redeemed shares or the justification for redeeming shares without compensation, and the way in which the share capital will be decreased.

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3. The Resolution on the redemption of shares may be preceded by an agreement with the shareholder whose shares are to be redeemed. The agreement shall set forth the number of shares to be redeemed and the price for which the shares are to be purchased. The validity of the agreement shall depend on the passage of a resolution by the General Meeting".

5. In § 12 sec. 4 is removed, and sec. 6 is given the following wording:
„The mandate of members of the Management Board shall expire no later than the date the General Meeting accepts the financial statements of the Company for the most recent full financial year in which they served as a member of the Management Board".

6. Paragraph 14 is given the following wording:
1.„Two members of the Management Board acting jointly, or one member of the Management Board acting with the procurist, are authorised to submit declarations on behalf of the Company.
2.If the Management Board consists of one member, such member shall be authorised to submit declarations on behalf of the Company".

7. Paragraph 15 is given the following wording:
1.„In a contract between the Company and a member of the Management Board, the Company shall be represented by the Supervisory Board or by a plenipotentiary appointed by resolution of the General Meeting.
2.In a dispute between the Company and a member of the Management Board, the Company shall be represented by the Supervisory Board or by a plenipotentiary appointed by resolution of the General Meeting."

8. In § 16 sec. 8 is given the following wording:
„A Member of the Supervisory Board should present to the Management Board of the Company information respecting his connections, of an economic, family or other nature which could have an impact on his position, with a shareholder in the possession of shares representing at least 5 % of the number of votes at the General Meeting. This information shall be presented following appointment of the member of the Supervisory Board, as well as during his tenure, should any change to these circumstances occur".

9. In § 22 sec. 3, 4 and 5 are removed and sec. 2 is given the following wording:
2. „An Ordinary General Meeting shal be convened within 6 months of the end of each financial year.
3. removed
4. removed
5. removed"

10. In § 23 sec. 4 is removed and sec. 2 and 3 are given the following wording:
2. "The items on the agenda shall be determined by the Management Board, subject to any exceptions provided for by law.
3. The Supervisory Board and shareholders representing at least 1/20 of the share capital may request the inclusion of certain items on the agenda at the next General Meeting.
4. removed"

11. In § 25, sec. 3 is removed.

12. In § 27 sec. 2 is given the following wording:
„A resolution on a significant change in the scope of the Company's activity shall be adopted by open roll call voting and announced".

13. In § 33 sec. 2 is given the following wording:
„The Company may create and dissolve other special funds, at the beginning of, and during, the financial year on the basis of a resolution of the General Meeting".

14. Paragraph 36 is given the following wording:
„The Company shall place its announcements on the Company's website as well as in publications required by law".

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II. The Supervisory Board of the Company is authorised to establish a uniform text for the Statutes reflecting the above changes.

III. This Resolution comes into force on the date it is taken, with effect from the date of registration by the National Court Register.

JUSTIFICATION

The proposed changes in the Statutes of the Company are mainly dictated by the need to adapt:

- the Statutes to changes which have been made to the Corporate Partnerships and Companies Code, and
- the subject of activity of the Company to the Decree of the Council of Ministers dated 24 December 2007 respecting the Polish Classification of Activities (PKD) (Journal of Laws no. 251 item 1885 with amendments).

With respect to the proposed change to the Statutes of KGHM Polska Miedź S.A. respecting the redemption of shares, the following should be noted:
Paragraph 29 sec. 1 point 7) of the existing Statutes of KGHM Polska Miedź S.A. states that „The manner and conditions for redeeming shares are the responsibility of the General Meeting". This provision, which has been in force for years, provided for the General Meeting of KGHM Polska Miedź S.A. to be granted the right to redeem the Company's shares. However, the existing Statutes of KGHM Polska Miedź S.A. lack detailed provisions to execute this right. The proposed changes to § 10 of the Statutes of KGHM Polska Miedź S.A., which solely provide for the voluntary (i.e. with the consent of the shareholder), and not the forced and automatic, redemption of shares, grant the shareholder the possibility to take advantage of this legal institution.

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Exemption number: 82 4639

In compliance with the obligations of the Supervisory Board of KGHM Polska Miedź S.A. arising from art. 382 §3 of the Commercial Partnerships and Companies Code and §20 section 2 point 1 of the Company Statues and art. 384 §1 of the Commercial Partnerships and Companies Code in connection with §20 sec. 2 point 12) of the Company Statutes, the Supervisory Board positively evaluated the following:

- Financial Statements of KGHM Polska Miedź S.A. for financial year 2008,
- Report of the Management Board on the Activities of KGHM Polska Miedź S.A. in financial year 2008,
- Consolidated Financial Statements of the KGHM Polska Miedź S.A. Group for financial year 2008,
- Report of the Management Board of the Parent Entity on the Activities of the KGHM Polska Miedź S.A. Group in financial year 2008,
- and positivly evaluated a proposal of the Management Board regarding changes in the Statutes of the Company.

Additionally, in accordance with principles II.1.4) and II.1.6) of the "Code of Best Practice for WSE Listed Companies", the following reports of the Supervisory Board will be available on the Internet website of the Company (www.kghm.pl).

1. Annual report on the activities of the Supervisory Board of KGHM Polska Miedź S.A. for financial year 2008 reflecting the evaluation of the work of the Supervisory Board with attached reports from the work of the Auditing Committee and the Remuneration Committee.
2. Brief assessment of the standing of KGHM Polska Miedź S.A. for financial year 2008 including an evaluation of the risk management system and internal control system for the Company.
3. Report of the Supervisory Board of KGHM Polska Miedź S.A. on the results of its evaluation of the Report of the Management Board on the Company's activities in financial year 2008, on the results of its evaluation of Financial Statements of the Company for financial year 2008 and the proposal of the Management Board on the appropriation of Company profit for financial year 2008.
4. Report of the Supervisory Board of KGHM Polska Miedź S.A. on the results of its evaluation of the Report of the Management Board of the Parent Entity on the activities of the Group in financial year 2008 and on the results of its evaluation of the Consolidated Financial Statements of the KGHM Polska Miedź S.A. Group for financial year 2008

Legal basis: § 38 sec. 1 point 3 of the Decree of the Minister of Finance dated 19 February 2009 regarding current and periodic information published by issuers of securities and conditions for recognising as equivalent information required by the laws of a non-member state (Journal of Laws from 2009 No. 33, item 259)

(Translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.)

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Leszek Mierzwa

I WICEPREZES ZARZĄDU
Herbert Wirth

The report is available *on the website of the Company: www.kghm.pl*

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